# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Puerto Rico Residents Tax-Free Fund V, Inc., CIK 0001847284
CUSIP: 74527Q101
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, Suite 200, San Juan, Puerto Rico (PR), 00918
Date of event which requires filing of this statement: 04/29/2026
Filed by CIK 0001838395
Persons authorized to receive notices and communications: W. Heath Hawk, GAM Tower, 2 Tabonuco St.,, Suite 200, Guaynabo, Puerto Rico (PR), 00968, (770) 777-9373

## Reporting persons
- Ocean Capital LLC (CIK 0001838395): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: working capital (WC); sole voting power 0; shared voting power 1,077,198; sole dispositive power 0; shared dispositive power 1,077,198; aggregate amount beneficially owned 1,077,198 (7.9% of the class)
  Comment: Box 13 - The percentages used herein are calculated based upon 13,570,079 shares of common stock outstanding, which represents the shares outstanding as of April 6, 2026, according to the Issuer's proxy statement filed with the Securities and Exchange Commission (the "SEC") on April 21, 2026 (the "Fund Proxy").
- William Heath Hawk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 1,107,698; sole dispositive power 0; shared dispositive power 1,107,698; aggregate amount beneficially owned 1,107,698 (8.1% of the class)
  Comment: Box 11 - Includes 1,077,198 shares of Common Stock owned by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.
  
  Box 13 - The percentages used herein are calculated based upon 13,570,079 shares of common stock outstanding as of April 6, 2026, according to the Fund Proxy.
- Brent D. Rosenthal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jose R. Izquierdo II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ethan A. Danial: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), personal funds (PF); sole voting power 20,003; shared voting power 91,958; sole dispositive power 20,003; shared dispositive power 91,958; aggregate amount beneficially owned 111,961 (0.8% of the class)
  Comment: Box 11 - Consisting of 91,958 shares owned by RAD Investments, LLC, which Mr. Danial, as its manager, may be deemed to beneficially own and 20,003 shares owned directly by Mr. Danial.
  
  Box 13 - The percentages used herein are calculated based upon 13,570,079 shares of common stock outstanding as of April 6, 2026, according to the Fund Proxy.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Puerto Rico Residents Tax-Free Fund V, Inc.
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, Suite 200, San Juan, Puerto Rico (PR), 00918
Comment: The statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.01 per share ("Common Stock"), of the Puerto Rico Residents Tax-Free Fund V, Inc. (the "Issuer"). The Fund's principal executive offices are located at 250 Munoz Rivera Avenue, Suite 1000, San Juan, Puerto Rico 00918.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

(i) Ocean Capital LLC, a Puerto Rico limited liability company ("Ocean Capital"); (ii) William Heath Hawk, the managing member of Ocean Capital; (iii) Brent D. Rosenthal, as one of Ocean Capital's nominees for election to the Board for 2026 annual meeting of stockholders (the "2026 Annual Meeting"); (iv) Jose R. Izquierdo II, as one of Ocean Capital's nominees for election to the Board for the 2026 Annual Meeting; (v) Ethan A. Danial, as one of Ocean Capital's nominees for election to the Board for the 2026 Annual Meeting (collectively, with Messrs. Rosenthal and Izquierdo, the "2026 Nominees" and with Ocean Capital, Mr. Hawk, the 2026 Nominees, the "Reporting Persons").
Residence or business address: The business address of each of Ocean Capital and Mr. Hawk is GAM Tower, 2 Tabonuco St., Suite 200, Guaynabo, Puerto Rico 00968. The business address of Mr. Rosenthal is 3 Drummond Terrace, Livingston, New Jersey 07039. The business address of Mr. Izquierdo is 1225 Ponce de Leon Ave., Suite 803, San Juan, Puerto Rico 00907. The business address of Mr. Danial is 954 Avenida Ponce De Leon, San Juan, Puerto Rico 00907.
Present principal occupation or employment: The principal business of: (i) Ocean Capital is investing in various opportunities in the financial arena and transacting any lawful business in Puerto Rico financial arenas; (ii) Mr. Hawk is serving as President and Chief Executive Officer of First Southern, LLC, a financial services company; (iii) Mr. Rosenthal is serving as Founder and Investor at Mountain Hawk Capital Partners, LLC, an investment fund; (iv) Mr. Izquierdo is serving as Managing Member of Main Line Ventures LLC, a consulting firm; and (v) Mr. Danial is serving as a Member, Authorized Officer and Manager at RAD Investments, LLC, an investment firm;
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ocean Capital is organized as a limited liability company under the laws of Puerto Rico. Each of Messrs. Hawk, Rosenthal, Izquierdo and Danial is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The funds for purchase of the 1,077,198 shares of Common Stock beneficially owned by Ocean Capital were derived from the general working capital of Ocean Capital. The funds for purchase of the remaining 30,500 shares of Common Stock were derived from personal funds

The funds for purchase of the 91,958 shares of Common Stock owned by RAD Investments LLC were derived from the working capital of RAD Investments LLC, and the funds for the purchase of th 20,003 shares of Common Stock owned directly by Mr. Danial were derived from personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 29, 2026, Ocean Capital sent a letter by email to the Issuer (the "2026 Notice") providing notice of its intent to nominate the 2026 Nominees for election at the Board for the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"). The 2026 Nominees'' biographies are set forth below.

Brent D. Rosenthal, age 54, founded Mountain Hawk Capital Partners, LLC, an investment fund focused on small and microcap equities in the technology, media, telecom and food industries, in 2017. Mr. Rosenthal has served on the board of directors of Pitney Bowes Inc. (NYSE: PBI) since June 2025; Horizon Kinetics Holding Corporation (OTCMKTS: HKHC) since August 2024; Syntec Optics Holdings, Inc. (NASDAQ: OPTX) since April 2023; Puerto Rico Residents Tax-Free Fund, Inc. ("PRRTFF I"), Puerto Rico Fund Tax-Free Fund VI, Inc. (PRRTFF VI") and Tax Free Fund for Puerto Rico Residents, Inc. ("TFF I") since May 2025; and Puerto Rico Residents Tax-Free Fund IV ("PRRTFF IV') since July 2025. Previously he served as a director of FLYHT Aerospace Solutions Ltd (OTCQX: FLYLF) from June 2020 to December 2024, director of RiceBran Technologies (OTCPK: RIBT) from July 2016 to November 2024, and Non-Executive Chairman/Lead Director of comScore, Inc. (NASDAQ: SCOR) from April 2018 to June 2024 and as a director from January 2016 to April 2018. Mr. Rosenthal also served as a director of Rentrak Corporation (NASDAQ: RENT) from 2008 to 2016, as a director to SITO Mobile (NASDAQ: SITO) from August 2016 to July 2018, and as an Adviser to the board of Park City Group, Inc. (NASDAQ: PCYG), the parent company of ReposiTrak Inc., from November 2015 to February 2018. Earlier in his career, Mr. Rosenthal was a Partner in affiliates of W.R. Huff Asset Management, an employee-owned investment manager, where he worked from 2002 to 2016, during which time he was an Adviser to the board of directors of Virgin Media (NASDAQ: VMED) and Time Warner Cable (NYSE: TWC). Mr. Rosenthal earned his B.S. from Lehigh University and M.B.A. from the S.C. Johnson Graduate School of Management at Cornell University. He is an inactive Certified Public Accountant. The Nominating Stockholder believes Mr. Rosenthal's extensive leadership experience makes him qualified to serve as a director of the Fund.

Ethan A. Danial, age 29, is a Puerto Rico-based investment professional with experience in research and trading of defaulted and restructured Puerto Rico municipal bonds. Mr. Danial has been employed as a member, authorized officer and manager at RAD Investments, LLC, an investment firm in Puerto Rico, since January 2019. Additionally, from August 2017 through October 2022, Mr. Danial was the Vice President of Caribbean Capital and Consultancy Corp., an investment firm in Puerto Rico. Since May 20, 2025, Mr. Danial has served as a director and chairman of the board of PRRTFF I, PRRTFF VI, and TFF I. He has served as a director of Fund IV since May 20, 2025. On January 8, 2026, Mr. Danial was elected as a member of the board of directors of PRRTFF IV. Mr. Danial previously served as a director for Campo Caribe LLC, an agricultural business in Puerto Rico, from September 2019 to September 2022. Further, Mr. Danial served as a director at First Puerto Rico Tax-Exempt Target Maturity Fund VII, a Puerto Rico-based investment fund, from November 2020 until June 2021. Prior to Mr. Danial's employment at Caribbean Capital and Consultancy Corp., he earned his B.A. in Mathematics-Statistics from Columbia University in 2017. Since August 2023, Mr. Danial has been studying for his Juris Doctorate at Harvard Law School. The Nominating Stockholder believes Mr. Danial's investment and research experience with municipal bond funds makes him qualified to serve as a director of the Fund.

Jose R. Izquierdo II, age 42, is a San Juan-based attorney with over a decade of experience in both the private and public sectors. Currently, he is the Member and Managing Director of Main Line Ventures, LLC, a firm that counsels corporations, international organizations and world-class athletes on a range of legal, strategic, and developmental matters. Mr. Izquierdo has served at Main Line Ventures, LLC since 2018. Mr. Izquierdo has served on the board of PRRTFF I, PRRTFF VI and TFF I since May 2025 and PRRTFF IV since July 2025. Mr. Izquierdo previously served as General Secretary of the World Boxing Organization's Executive Committee, an international non-profit organization. At the government level, Mr. Izquierdo has served as Executive Director of the Puerto Rico Tourism Company, a public corporation responsible for stimulating, promoting and regulating the development of Puerto Rico's tourism industry, from 2017 to 2018, as a member of the Governor of Puerto Rico's fiscal transition team, as a member of the Government of Puerto Rico's Economic Development Council, and as Assistant Secretary of Economic Development and has sat on numerous boards of directors. Mr. Izquierdo previously served as Principal at The Law Offices of Jose R. Izquierdo II. Mr. Izquierdo is a 2005 graduate of Haverford College and holds a Juris Doctorate from the University of Puerto Rico School of Law. The Nominating Stockholder believes Mr. Izquierdo's extensive leadership experience in both the public and private sectors makes him qualified to serve as a director of the Fund.

In connection with the submission of the 2026 Notice, Ocean Capital, Mr. Hawk and the 2026 Nominees filed a preliminary proxy statement with the SEC on April 30, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of shares of Common Stock reported to be owned by each Reporting Person based on 13,570,079 shares of common stock outstanding as of April 6, 2026, as disclosed in the Fund Proxy.

(A). As of the close of business on April 6, 2026, Ocean Capital beneficially owned 1,077,198 shares of Common Stock representing approximately 7.9% of the outstanding Common Stock of the Issuer.

(B). As of the close of business on April 6, 2026, William Heath Hawk beneficially owned 1,107,698 shares of Common Stock representing approximately 8.1% of the outstanding Common Stock of the Issuer.

(C). As of the close of business on April 6, 2026, Brent D. Rosenthal beneficially owned 0 shares of Common Stock representing approximately 0.0% of the outstanding Common Stock of the Issuer.

(D). As of the close of business on April 6, 2026, Jose R. Izquierdo II beneficially owned 0 shares of Common Stock representing approximately 0.0% of the outstanding Common Stock of the Issuer.

(E). As of the close of business on April 6, 2026, Ethan A. Danial beneficially owned 111,961 shares of Common Stock representing approximately 0.8% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Ocean Capital LLC

1,077,198

B. William Heath Hawk

1,107,698

C. Brent D. Rosenthal

0

D. Jose R. Izquierdo II

0

E. Ethan. A Danial

111,961
Transactions in the class effected during the past sixty days:
A. Ocean Capital

Ocean Capital has not transacted in the securities of the Issuer during the past 60 days.

B. William Heath Hawk

William Heath Hawk has not transacted in the securities of the Issuer during the past 60 days.

C. Brent D. Rosenthal

Brent D. Rosenthal has not transacted in the securities of the Issuer during the past 60 days.

D. Jose R. Izquierdo

Jose R. Izquierdo has not transacted in the securities of the Issuer during the past 60 days.

E. Ethan A. Danial

Ethan A. Danial has not transacted in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On May 4, 2026, the Reporting Persons executed a Joint Filing and Solicitation Agreement (the "Joint Filing and Solicitation Agreement") with respect to the joint filing of this Schedule 13D and any amendment thereto, an executed copy of which is attached hereto as Exhibit A. Other than the Joint Filing and Solicitation Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Joint Filing and Solicitation Agreement

## Signatures
- Ocean Capital LLC: /s/ William Heath Hawk, William Heath Hawk/Managing Member (05/04/2026)
- William Heath Hawk: /s/ William Heath Hawk, William Heath Hawk (05/04/2026)
- Brent D. Rosenthal: /s/ Brent D. Rosenthal, Brent D. Rosenthal (05/04/2026)
- Jose R. Izquierdo II: /s/ Jose R. Izquierdo II, Jose R. Izquierdo II (05/04/2026)
- Ethan A. Danial: /s/ Ethan A. Danial, Ethan A. Danial (05/04/2026)